*KH 3/28

AB 3/28

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 4 2011
WASH. D.C.
211

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52049

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CORMARK SECURITIES (USA) LIMITED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Suite 2800, 200 Bay Street, Royal Bank Plaza - South Tower
(No. and Street)

Toronto, Ontario	CANADA	M5J 2J2
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. Jeffrey Kennedy, CA — (416) 943-6401
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

222 Bay Street, P.O. Box 51	Toronto, ON	CANADA	M5K 1J7
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☐ Certified Public Accountant
☐ Public Accountant
☒ Accountant not resident in United States or any of its possessions.

11021581

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/29

OATH OR AFFIRMATION

I, WILLIAM JEFFREY KENNEDY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CORMARK SECURITIES (USA) LIMITED, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Cormark Securities (USA) Limited

We have audited the accompanying statement of financial condition of **Cormark Securities (USA) Limited** as of December 31, 2010, and the related statements of income and other comprehensive income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Cormark Securities (USA) Limited** at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Chartered Accountants
Licensed Public Accountants

Toronto, Canada,
February 22, 2011.

Cormark Securities (USA) Limited

STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. dollars]

As of December 31

	2010
	$
ASSETS	
Cash	**2,464,200**
Cash segregated under federal and other regulations *[note 3]*	**2,999,970**
Due from brokers *[note 4]*	**263,425**
Due from clients	**183,397**
Due from Parent *[note 4]*	**314,893**
	6,225,885
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Due to brokers	**183,397**
Due to clients	**270,579**
Accrued liabilities	**221,162**
Total liabilities	**675,138**
Stockholder's equity	
Capital stock *[note 6]*	**2,350,000**
Retained earnings	**2,400,824**
Accumulated other comprehensive income	**799,923**
Total stockholder's equity	**5,550,747**
	6,225,885

See accompanying notes

On behalf of the Board:

Director

Director

Cormark Securities (USA) Limited

STATEMENT OF INCOME AND OTHER COMPREHENSIVE INCOME

[Expressed in U.S. dollars]

Year ended December 31

	2010
	$
REVENUE	
Commissions	**9,472,383**
	9,472,383
EXPENSES	
Variable compensation *[note 4]*	**8,749,118**
Trading and administrative *[note 4]*	**618,383**
Other	**104,882**
	9,472,383
Net income	**—**
OTHER COMPREHENSIVE INCOME	
Net change in unrealized gains/losses on foreign currency translation	**284,289**
Comprehensive income	**284,289**

See accompanying notes

Cormark Securities (USA) Limited

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

[Expressed in U.S. dollars]

Year ended December 31

	2010
	$
CAPITAL STOCK *[note 6]*	
Balance, beginning of year	**2,350,000**
Issued during the year	—
Balance, end of year	**2,350,000**
RETAINED EARNINGS	
Balance, beginning of year	**2,400,824**
Net income	—
Balance, end of year	**2,400,824**
ACCUMULATED OTHER COMPREHENSIVE INCOME	
Accumulated comprehensive income, beginning of year	**515,634**
Comprehensive income for the year	**284,289**
Accumulated other comprehensive income, end of year	**799,923**
Total stockholder's equity	**5,550,747**

See accompanying notes

Cormark Securities (USA) Limited

STATEMENT OF CASH FLOWS

[Expressed in U.S. dollars]

Year ended December 31

	2010
	$
OPERATING ACTIVITIES	
Net income	—
Changes in operating assets and liabilities	
Decrease in segregated cash	**10**
Increase in due from parent	**(103,826)**
Decrease in due from brokers	**2,482,558**
Increase in due from clients	**(183,397)**
Increase in accrued liabilities	**160,509**
Decrease in due to clients	**(2,604,675)**
Increase in due to brokers	**136,500**
Cash used in operating activities	**(112,321)**
Effect of foreign exchange on cash balances	**284,289**
Net increase in cash during the year	**171,968**
Cash, beginning of year	**2,292,232**
Cash, end of year	**2,464,200**

See accompanying notes

NOTES TO FINANCIAL STATEMENTS

[Expressed in U.S. dollars]

December 31, 2010

1. INCORPORATION AND CORPORATE ACTIVITIES

Cormark Securities (USA) Limited [the "Company"] was incorporated on June 8, 1994 as Sprott Holdings Inc. under the provisions of the Ontario Business Corporations Act. On September 1, 1999, the Company's name was changed to Cormark Securities (USA) Limited. The Company obtained registration on June 9, 2000 as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company's primary source of revenue is commission income for securities trade execution for U.S. resident institutional clients. The Company clears all transactions with and for customers through its parent, Cormark Securities Inc. [the "Parent"]. Accordingly, the Company does not hold customer securities or perform custodial functions relating to customer accounts.

The Company is a wholly owned subsidiary of Cormark Securities Inc., a Canadian-owned investment dealer. Cormark Securities Inc. is a member of the Investment Industry Regulatory Organization of Canada.

2. SIGNIFICANT ACCOUNTING POLICIES

This financial statement has been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies are as follows:

Securities transactions

Customers' securities transactions are recorded on a settlement-date basis, with related commission income and expenses recorded on a trade-date basis.

Use of estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair values of financial assets and liabilities

Effective January 1, 2008, the Company adopted FASB Statement No. 157, *Fair Value Measurements*. FASB Statement No. 157 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to

valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB Statement No. 157, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices [unadjusted] in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs [other than quoted prices included within level 1] that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. [The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.]

The valuation of the Company's financial assets and liabilities meet the definition of level 1 inputs.

The Company reports its cash and cash segregated under federal and other regulations at fair value. These assets would be classified as level 1 based on their inputs.

Income taxes

The Company has adopted Statement of Financial Accounting Standards No. 109 ["SFAS 109"], *Accounting for Income Taxes*, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the year in which the differences are expected to reverse.

Translation of foreign currencies

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end rates of exchange, while revenue and expense items are translated at exchange rates

prevailing on the date of occurrence. Gains and losses from currency translations are included in other comprehensive income if they are material.

3. CASH ON DEPOSIT

Cash on deposit of $2,999,970 is segregated in a special reserve bank account for the exclusive benefit of clients under Rule 15c3-3 of the Securities and Exchange Commission.

4. RELATED PARTY TRANSACTIONS

Under an operating agreement dated November 1, 1999 and amended January 1, 2004, the Company entered into an arrangement with its Parent, whereby the Parent will provide services to the Company including use of Parent company employees, all clearing and settlement functions relating to executed trades with customers of the Company and all administrative functions. Variable clearing and exchange expenses are charged by the Parent at cost and recorded as trading and administrative expenses. As consideration for receiving all remaining services, approximately 50% of gross commissions earned by the Company are remitted to the Parent and recorded on the statement of income and other comprehensive income as variable compensation. The amendment to the operating agreement entitles the Parent to collect substantially all of the remaining profit in the Company to reimburse the Parent for compensation costs, which is also included in variable compensation.

The intercompany balance due from the Parent of $314,893 is due on demand and is non-interest bearing.

At December 31, 2010, amounts due from broker of $263,425 were receivable from the Company's Parent for securities related transactions. Such amounts are non-interest bearing.

5. INCOME TAXES

The Company is a Canadian corporation without a permanent establishment in the United States and is therefore fully subject to Canadian federal and provincial income taxes on its taxable income computed in Canadian dollars. Through the operation of an operating agreement between the Company and its Parent for the year ended December 31, 2010, net income before taxes is nil in Canadian dollars and, therefore, the income tax provision based on applicable statutory rates is nil.

[Expressed in U.S. dollars]

6. CAPITAL STOCK

	2010 $
Authorized	
Unlimited Class A common shares, without par value	
Issued and outstanding	
2,350,001 common shares	**2,350,000**

7. REGULATORY NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the net capital rule of the Securities and Exchange Commission ["Rule 15c3-1"]. The Company computes its net capital requirement under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or $250,000. At December 31, 2010, the Company had net capital of $5,172,922, which was $4,922,922 in excess of the required net capital of $250,000.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 22, 2011 and has noted no significant events since the date of the statement of financial condition.

SUPPLEMENTAL INFORMATION

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

[Expressed in U.S. dollars]

As of December 31

	2010 $
Total stockholder's equity	**5,550,747**
Deductions and/or charges	
Non-allowable assets	
Due from Parent	**314,893**
Charges for aged fails to deliver	**37,016**
Insurance deductible in excess of 10% of early warning capital requirement	**20,200**
Haircut on unhedged foreign currency	**5,716**
Net capital	**5,172,922**
Minimum net capital	**250,000**
Excess net capital	**4,922,922**

Note: There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2010 unaudited FOCUS Part II A Report.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c3-3

[Expressed in U.S. dollars]

As of December 31

	2010 $
Credit balances	
Free credit balances and other credit balances in customers' security accounts	**270,579**
Customers' securities failed to receive	**183,397**
	453,976
Debit balances	
Debit balances in customers' accounts	**183,397**
Failed to deliver of customers' securities not older than 30 calendar days	**263,425**
	446,822
Less 3% reserve, calculated under the alternative method	**13,405**
Total 15c3-3 debits	**433,417**
Excess of total credits over total debits	**20,559**
Amount held on deposit in "Reserve Bank Account"	**2,999,970**
Frequency of computation	**Weekly**

Note: There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2010 unaudited FOCUS Part II A Report.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

As of December 31

State the market valuation and the number of items of:

	2010 $
1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of December 31, 2010, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	—
A. Actual number of items	—
2. Customers' fully paid securities and excess margin securities for which instructions to reduce for possession or control had not been issued as of December 31, 2010, excluding items existing from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	—
A. Actual number of items	—

SUPPLEMENTARY REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SUPPLEMENTARY REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Cormark Securities (USA) Limited

In planning and performing our audit of the financial statements of **Cormark Securities (USA) Limited** [the "Company"], as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting [internal control] as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ["SEC"], we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), including the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule

17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chartered Accountants
Licensed Public Accountants

Toronto, Canada,
February 22, 2011.

SUPPLEMENTARY REPORT OF INDEPENDENT ACCOUNTANTS ON APPLYING AGREED-UPON PROCEDURES

Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Cormark Securities (USA) Limited:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Cormark Securities (USA) Limited ["CSU"], the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating CSU's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period from January 1, 2010 to December 31, 2010. CSU's management is responsible for CSU's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries.

   Procedure completed without exception.

2. Compared the amounts reported on ISM book of record and Multiview general ledger with the amounts reported in Form SIPC-7 for the period from January 1, 2010 to December 31, 2010.

   Procedure completed without exception.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   No adjustments were noted. Procedure completed without exception.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   Procedure completed without exception.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period from January 1, 2010 to December 31, 2010. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chartered Accountants
Licensed Public Accountants

February 22, 2011
Toronto, Canada